Exhibit 12

                Computation of Ratio of Earnings to Fixed Charges
                      (Dollars in Millions, Except Ratios)


                                                                                            Years Ended December 31
                                                        Three Months
                                                           Ended             ------------------------------------------------------
                                                       March 31, 2002        2001         2000       1999       1998      1997
                                                       --------------        ----         ----       ----       ----      ----
Earnings:
     Net earnings                                          $ 71.5            $273.6      $285.4      $318.5    $243.0    $149.0
     Extraordinary loss                                       -                -           -           -         -         14.0
     Provision for income taxes                              25.8              44.2       111.0       140.4     122.4      91.7
     Amortization of capitalized interest                     0.1               0.6         0.5         0.3       0.2       0.2
     Fixed charges excluding interest capitalized             5.9              26.3        24.2        21.3      19.3      18.7
                                                           ------            ------      ------      ------    ------    ------
         Total                                             $103.3            $344.7      $421.1      $480.5    $384.9    $273.6
                                                           ======            ======      ======      ======    ======    ======

Fixed Charges:

     Interest expense (gross of interest income)           $  3.4            $ 16.5      $ 15.0      $ 13.0    $ 12.6    $ 13.0
     Amortization of deferred financing expense               0.1               0.3         0.3         0.3       0.5       0.6
     Interest capitalized                                     0.1               0.3         0.8         1.0       0.6       0.5
     Interest component of rental expense                     2.4               9.5         8.9         8.0       6.2       5.1
                                                           ------            ------      ------      ------    ------    ------
         Total                                             $  6.0            $ 26.6      $ 25.0      $ 22.3    $ 19.9    $ 19.2
                                                           ======            ======      ======      =======   ======    ======

Ratio of Earnings to Fixed Charges                           17.2              13.0(a)     16.8 (b)    21.5      19.3      14.3
                                                           ======            ======      ======      =======   ======    ======

(a) Excluding an $87.7 million ($64.5 million, net of tax) restructuring and related inventory charge in 2001, the company's ratio of earnings to fixed charges would have been 16.2 times.

(b) Excluding a $41.3 million ($29.7 million, net of tax) restructuring charge in 2000, the company's ratio of earnings to fixed charges would have been 18.5 times.

In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.